Exhibit 99.1

Alibaba Group Announces Change of Chairman and CEO of Alibaba Cloud Intelligence Group

As Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba Group” or the “Company”) announced on June 20, 2023, the Company has today completed its leadership transition with Mr. Joseph C. Tsai assuming the role of Chairman and Mr. Eddie Yongming Wu (“Mr. Wu”) assuming the role of Chief Executive Officer and Director of the Company. In addition, the Company announces that Mr. Wu will succeed Mr. Daniel Yong Zhang (“Mr. Zhang”) as acting Chairman and Chief Executive Officer of the Alibaba Cloud Intelligence Group, with effect from September 10, 2023. The Company will continue to execute its previously announced plan to spin off Alibaba Cloud Intelligence Group under a separate management team to be appointed, subject to restructuring of certain assets, liabilities and contracts, implementation of employee equity incentive plans, market conditions, as well as regulatory reviews and approvals in relevant jurisdictions.

The board of our Company expresses its deepest appreciation to Mr. Zhang for his contributions to Alibaba Group over the past 16 years, including as Chief Executive Officer since 2015 and as Chairman since 2019, as well as his leadership of Alibaba Cloud Intelligence Group since 2022.

September 10, 2023

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